Exhibit (a)(1)(v)

Offer to Purchase for Cash
All Outstanding Shares of Class A Common Stock
of
Emmis Communications Corporation
at $2.40 Per Share
by
JS Acquisition, Inc.

The Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Tuesday, June 29, 2010 unless the Offer is extended.

June 2, 2010

To Our Clients:

Enclosed for your consideration are the Offer to Purchase, dated June 2, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis Communications Corporation, an Indiana corporation (“Emmis”) and JS Acquisition, LLC, an Indiana limited liability company that is wholly owned by Mr. Smulyan (“JS Parent”), to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”) that are not Shares (the “Rollover Shares”) to be contributed to Emmis by the shareholders set forth in the Rollover Agreement (the “Rolling Shareholders”), dated May 24, 2010, by and among JS Parent and the Rolling Shareholders or Shares beneficially owned by JS Acquisition, JS Parent, Mr. Smulyan, his affiliates (collectively with JS Acquisition, JS Parent and Mr. Smulyan, the “Purchaser Group”) and Alden Global Capital (together with its affiliates and related parties, “Alden”), a private asset management company with over $3 billion under management. The offer price is $2.40 per Share in cash, without interest and less any applicable withholding taxes (the “Offer Price”). The offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

We are (or our nominee is) the holder of record of the Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

Accordingly, we request instructions as to whether you wish us to tender on your behalf any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase. Your attention is directed to the following:

1. The tender price is $2.40 per Share in cash, without interest and less any applicable withholding taxes.

2. The Offer is being made for all outstanding Shares other than Shares beneficially owned by the Purchaser Group and Alden and the Rollover Shares.

3. The Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Tuesday, June 29, 2010, unless the Offer is extended.

4. The completion of the Offer is subject to various conditions, including:

•	the Merger Agreement not being terminated;

•	the Committee and/or the Board not having made an Adverse Recommendation Change (as described in “Special Factors” (Section 4 — Position of the Committee and the Board) of the Offer to Purchase);

•	the Minimum Tender Condition being satisfied;

•	the Alden Purchase Agreement not being terminated and the payment by Alden Media of the purchase price to JS Parent in cash pursuant to the Alden Purchase Agreement;

•	obtaining the Required Vote; and

•	the Proposed Amendments being in full force and effect.

The Minimum Tender Condition cannot be waived without the consent of Alden Media and the Committee. Based on the number of Shares outstanding as of May 17, 2010, the Minimum Tender Condition would be satisfied upon the valid tender in the Offer (without withdrawal) of at least 10,809,949 Shares, or 32.8% of the Shares outstanding. Mr. Smulyan holds sufficient Shares and Class B Shares such that the Proposed Amendments do not require the affirmative vote of any holder of Emmis capital stock other than Mr. Smulyan and holders of 2/3 of the Existing Preferred Stock. The Offer is also subject to the other conditions described in “The Offer” (Section 11 — Conditions of the Offer). Pursuant to the Alden Purchase Agreement, the conditions to the Offer cannot be waived or modified by JS Acquisition without Alden Media’s prior written consent.

5. Tendering holders of Shares whose Shares are registered in their own name and who tender directly to BNY Mellon Shareowner Services, as depositary (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by JS Acquisition pursuant to the Offer. However, U.S. federal backup withholding tax at a rate of 28% may be required, unless an exemption is available or unless a holder’s tax identification information is provided. See Instruction 8 of the Letter of Transmittal.

6. Notwithstanding any other provision of the Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal or (b) a confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) with the Depositary’s account at The Depositary Trust Company (an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal will be sufficient for these purposes). Accordingly, tendering holders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest on the purchase price of the tendered Shares be paid by JS Acquisition, regardless of any extension of the Offer or any delay in making such payment.

The Offer is being made only by the Offer to Purchase and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of the Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction where the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

If you wish to have us tender any or all of the Shares held by us for your account, please so instruct us by completing, executing, detaching and returning to us the instruction form set forth herein. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified below. An envelope to return your instructions to us is enclosed. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the Expiration Date (as defined in the Offer to Purchase).

Instructions with respect to the
Offer to Purchase for Cash
All Outstanding Shares of Class A Common Stock
of
Emmis Communications Corporation
By
JS Acquisition, Inc.

The undersigned acknowledge(s) receipt of your letter, the enclosed Offer to Purchase, dated June 2, 2010, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer in connection with the offer by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis Communications Corporation, an Indiana corporation (“Emmis”) and JS Acquisition, LLC, an Indiana limited liability company that is wholly owned by Mr. Smulyan (“JS Parent”), to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”) that are not Shares to be contributed to Emmis by the shareholders set forth in the Rollover Agreement (the “Rolling Shareholders”), dated May 24, 2010, by and among JS Parent and the Rolling Shareholders or Shares beneficially owned by JS Acquisition, JS Parent, Mr. Smulyan, his affiliates and Alden Global Capital or its affiliates and related parties, a private asset management company with over $3 billion under management. The offer price is $2.40 per Share in cash, without interest and less any applicable withholding taxes (the “Offer Price”). The offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2010 (the “Offer to Purchase”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

This will instruct you to tender to JS Acquisition the number of Shares indicated below (or, if no number is indicated below, all Shares) which are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.

Number of Shares to be Tendered*:

SIGN HERE:

Account No.:

Signature(s):

Dated:

Print Name(s):

Address(es):

Area Code and Telephone Number:

Tax Identification or Social Security Number:

*	Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.